UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SonomaWest Holdings, Inc.
(Name of Subject Company)

SonomaWest Holdings, Inc.
 (Name of Person(s) Filing Statement)

Common Stock, No Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Walker Roberts Stapleton
President/Chief Executive Officer
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, California  95472
United States of America
707-824-2534
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy To:

                                                  Ronald R. Levine, II, Esq.                                                                           Hillel Cohn, Esq.
                                                  Davis Graham & Stubbs LLP                                                                   Morrison & Foerster LLP
                                                  1550 17th Street, Suite 500                            and                                   555 West Fifth Street, Suite 3500
                                                  Denver, Colorado 80202                                                                           Los Angeles, California 90013
                                                  (303) 892-7514                                                                                           (213) 892-5251

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following are preliminary communications made by SonomaWest Holdings, Inc. before the commencement of the tender offer contemplated by certain affiliates of the Company.

Exhibit Number	Description

99.1	Press Release, September 25, 2008.

Exhibit 99.1

Contact:    Gwendolyn Toney 707/824-2534

Headline: SonomaWest Holdings, Inc. Announces Results of Appraisals on North and South Properties

SEBASTOPOL, CALIFORNIA September 25, 2008 /PRNewswire/ -- SonomaWest Holdings, Inc. (SWHI.PK) (the “Company”) released today the conclusions of recent MAI appraisals on the Company’s two properties located in Sebastopol, California.  These appraisals were referenced in the letter received by the Company from Stapleton Acquisition Company (“SAC”) regarding a potential tender offer by SAC for the shares of the Company not currently owned by SAC.

The first appraisal, dated April 21, 2008, was on the Company’s property located at 2064 Gravenstein Highway North, Sebastopol, California (the “North Property”).  The North Property MAI appraisal concluded an “as is” market value of the leased fee interest in the North Property at $20,200,000.

The second MAI appraisal, dated September 2, 2008, was on the Company’s property located at 1291, 1293, 1365 and 1382 Gravenstein Highway South, Sebastopol, California (the “South Property”).  The South Property MAI appraisal concluded a market value of the leased fee interest of the buildings and fee simple interest of the excess undeveloped land at $5,600,000.

The Company’s federal tax basis in both the North Property and South Property real estate assets as of June 30, 2008, which includes land, land improvements and buildings, is approximately $1,706,000.

The appraisals on the North Property and South Property are only an opinion of value of the appraiser, are based upon certain assumptions and limiting conditions, including capitalization and vacancy rates, and do not factor in additional expenses that would normally be considered with the sale of the property, including income taxes, broker fees and employee incentive compensation.

This press release is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company, and is not a substitute for any tender offer statement or other filing that may be required to be made with the Securities and Exchange Commission (SEC) if the tender offer contemplated by certain affiliates of the Company goes forward. If any such documents are filed with the SEC, investors are urged to read them because they will contain important information about the transaction. Any such documents, once filed, will be available, free of charge, at the SEC’s website (www.sec.gov).

About SonomaWest Holdings, Inc.

SonomaWest Holdings, Inc., formerly Vacu-dry Company, was incorporated in 1946 and currently operates as a real estate management and rental company. The Company’s rental operations include two industrial properties.  This commercial property is now being rented to third parties.  The Company’s primary operating revenue is generated from the leasing of its two properties, located in Sebastopol, California. The properties are leased to multiple tenants with various lease terms.

Forward-Looking Statements

All statements in this press release other than statements of historical fact are forward-looking statements, and are subject to risks and uncertainties. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to SonomaWest Holdings, Inc., are intended to identify forward-looking statements. Many factors could cause the actual results or events to be materially different from the results or events that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, whether the tender offer is commenced as planned and whether the conditions to the closing of the tender offer are satisfied.